SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

[XX]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 1-5846

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Cosmos Broadcasting Corporation Retirement and Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE LIBERTY CORPORATION

(Exact name of Registrant as specified in its charter)

South Carolina	57-0507055
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Post Office Box 502, 135 South Main Street, Greenville, S. C. 29601

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (864) 241-5400

REQUIRED INFORMATION

A. Financial Statements

Report of Independent Auditors	9

Statements of Net Assets Available for Benefits	10

Statements of Changes in Net Assets Available for Benefits	11

Notes to Financial Statements	12

B. Exhibits

Consent of Independent Auditors	20

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Cosmos Broadcasting Corporation Retirement and Savings Plan
(Name of Plan)

The Liberty Corporation	Date:	June 28, 2002
(Registrant/Issuer)

/s/ Howard L. Schrott
Howard L. Schrott
Chief Financial Officer

/s/ Martha G. Williams
Martha G. Williams
Vice President, General Counsel and Secretary

Item 1. Plan History

Plan Amended and Restated.

Effective April 1, 1997, the net assets of The Liberty Corporation and Adopting Related Employers’ 401(k) Thrift Plan merged with The Cosmos Broadcasting Corporation Profit Sharing Retirement Plan and Trust (for all applicable Cosmos Broadcasting Corporation participants). The merged plan was renamed The Cosmos Broadcasting Corporation Retirement and Savings Plan. The merged plan provides expanded investment selections and will retain the voluntary contribution, matching contribution, and profit sharing features for eligible Cosmos employees of the predecessor plan. During the Plan year 2000, for the period January 1, 2000 – October 31, 2000, the Plan covered only employees of Cosmos Broadcasting Corporation, Cablevantage, Inc., and SuperCoups USA, Inc. that had completed 1,000 hours of service in a calendar year or in the first 12 months of employment. Effective November 1, 2000, the Plan covers employees of The Liberty Corporation and Special Services Corporation that met the years of service requirement also. Effective on January 1, 2002, the Plan changed its name to The Liberty Corporation Retirement and Savings Plan, and the Plan sponsor was changed to The Liberty Corporation, the parent company of Cosmos Broadcasting Corporation.

Item 2. Changes in Investment Policy

None.

Item 3. Contributions Under the Plan

Employer’s Pretax Contributions

Contributions under the Plan by The Liberty Corporation, Cosmos Broadcasting Corporation, Cablevantage, Inc., and Special Services Corporation(the “Company”) are measured by reference to the employees’ contributions, which may be on a pre-tax or after-tax basis. Employer matching contributions are made only on pre-tax employee contributions in accordance with a formula set each year by the Company’s Board of Directors. During 2001, the Company contributed an amount equal to 100% of a participant’s pre-tax contribution, up to a maximum of 3% of the participant’s compensation.

Employer pre-tax matching contributions totaling $1,242,000 from January 1, 2001 to December 31, 2001 were credited to the accounts of participating employees of the Company.

Employer’s Discretionary Contributions

In addition to making a matching pre-tax contribution, Cosmos Broadcasting Corporation may make a separate discretionary contribution at the discretion of the Company’s Board of Directors. If the Company elects to make a profit sharing contribution, it will be allocated among all participants who (1) are employed by the Company at the end of the applicable year and are credited with at least 1,000 hours of service for that year or (2) retire, die or become disabled during the applicable year. This allocation will be made after the end of the applicable year and will be based on each participant’s compensation relative to the total compensation of all eligible participants (without regard to the participant’s voluntary contributions).

Employer discretionary contributions totaling $2,254,000 in 2001, were credited to the accounts of participating employees.

Item 4. Participating Employees

There were 1,516 enrolled participants in the Plan as of December 31, 2001.

Item 5. Administration of the Plan

(a)	Parties responsible for the administration of the Plan are: (1) the Employee Benefits Committee, (2) the Investment Committee, (3) the Trustee, (4) the Plan Administrator, (5) the Board, and (6) the Investment managers.

Item 5. Administration of the Plan The Employee Benefits Committee is responsible for the administration and operation of the Plan, except as to responsibilities which have been specifically assigned to the Board, to the Trustee, to an Investment Manager, to the Investment Committee or to the Plan Administrator. Present members of the Employee Benefits Committee are employed by the Company and include the following:

Mary Anne Bunton, Chair Frank Carlisle Jonathan Norwood Melbourne Stebbins

The Trustee is responsible for the management, investment, and control of the assets of the Trust established by the Plan, and for the disbursements of benefits therefrom, except to the extent that the Trustee may be relieved of investment responsibility by the appointment of an Investment Manager or by direction of the Investment Committee. The present Trustee is Amvescap National Trust Company, 400 Colony Square, Suite 2200, 1201 Peachtree Street, N.E. Atlanta, Georgia 30361. Neuberger Berman, LLC is the Investment Manager of the Neuberger & Berman Common Stock Fund. Neuberger Berman, LLC’s address is 605 Third Avenue, New York, New York 10158-3698. The Investment Committee chooses which funds are available as investment choices, establishes the funding policy for the Plan, monitors the Trustee’s performance in light of that policy and may appoint Investment Managers to manage some or all of the Plan’s assets. Present members of the Investment Committee include the following:

Howard Schrott, Chair Mary Anne Bunton Guy Hempel G. Neil Smith

The Plan Administrators are Mary Anne Bunton and Carol Plemmons who are currently responsible for the daily administration and operational functions of the Plan, including filing all reports with governmental agencies, providing Plan participants with information, preparing year end reports to participants, maintaining all required records, interpreting the provisions of the Plan and settling disputes over the rights of employees, participants and beneficiaries. Invesco Retirement Information Services assists the Plan Administrators with certain administrative services, including recordkeeping.

Item 5. Administration of the Plan (continued)

(b)	For the year ended December 31, 2001, expenses for administration of the Plan were approximately $390,000, which included fees and expenses of the Trustee (Amvescap National Trust Company), one of the Investment Managers (Neuberger Berman, LLC), the plan consultant (Aon Investment Consulting), the recordkeeper (Invesco Retirement, Inc.), and the external auditor (Ernst & Young LLP). These expenses were incurred and paid out of the assets of the Plan.

Item 6. Custodian of Investments

(a)	Invesco Retirement, Inc., 1201 Peachtree Street, N.E., Atlanta, Georgia 30361.

(b)	The Trustee, Amvescap National Trust Company, and the recordkeeper, Invesco Retirement, Inc. received $165,000 in total during the year ended December 31, 2001.

(c)	No bond was furnished by Invesco Retirement, Inc., the custodian of the Plan.

Item 7. Reports to Participating Employees

Each Plan participant receives a quarterly statement showing the balance in his Plan account (including a breakdown of the amounts invested in each investment fund offered), amounts contributed by him and by his Employer, dividends, interest and other gains credited to his account, any amounts forfeited or otherwise charged against his account, and additional shares purchased if the employee has elected to have some or all of his and his Employer’s contributions invested in the Company’s stock. These individualized reports, a copy of the proxy statement and a copy of the summary annual report are the reports that were distributed to Plan participants during the year ended December 31, 2001.

Item 8. Investment of Funds

(a)	For the period January 1, 2001 to December 31, 2001, employee contributions and matching Employer contributions could be invested in the following funds available for investment under the Plan:

Name of Fund	Description of Fund

The Liberty Corporation Stock Fund	A fund which invests solely in Common Stock of The Liberty Corporation.

Invesco Retirement Trust Stable Value Fund	A fund which invests in money market instruments.

Neuberger & Berman Common Stock Fund	A fund which invests in common stocks of medium and large companies.

Vanguard Total Bond Market Index Fund	A fund which invests in bond-related securities.

Loomis Sayles Bond Fund	A fund which invests in investment-grade debt securities, but may primarily invest in some securities rated BBB or lower.

Putnam International Growth Fund	A fund which invests at least 65% of assets in equity securities of companies located outside of the United States. This fund may invest in both developed and emerging markets.

Invesco Retirement Trust 500 Index Fund	A fund which invests assets in companies comprising the Standard & Poor’s 500 Index. This fund is seeking total return comparable to Standard and Poor’s 500 Index.

Invesco Retirement Trust Small Cap Value Fund	A fund which invests in equity securities of smaller U.S. companies with market capitalizations between $100 million and $2 billion.

Invesco Retirement Trust Core Balanced Fund	A fund which invests in a mix of common stocks, bonds and cash which is influenced by economic and investment conditions.

Invesco Growth Fund	This fund which invests primarily in common stocks of large companies that have market capitalizations of more than $15 billion.

Invesco Dynamics Fund	This fund which invests primarily in equity securities of mid-sized U.S. companies with market capitalizations between $2 billion and $15 billion.

Invesco Small Company Growth Fund	This fund which invests at least 65% of assets in equities of companies with market capitalizations of less than $1 billion. This fund may invest up to 25% of assets in foreign securities.

For the two years ended December 31, 2001, there were brokerage commissions paid by the Plan out of the Neuberger Berman Common Stock Fund.

(b)	No brokerage transactions effected for the Plan during the year ended December 31, 2001, were directed to brokers because of research services provided.

Item 9. Financial Statements and Exhibits

		Page No.

(a)	Financial Statements

	Report of Independent Auditors	9

	Statements of Net Assets Available for Benefits	10

	Statements of Changes in Net Assets Available for Benefits	11

	Notes to Financial Statements	12

(b)	Exhibits

	Consent of Independent Auditors	20

Report of Independent Auditors

Administrative Committee of The Cosmos
Broadcasting Corporation Retirement and Savings Plan
Cosmos Broadcasting Corporation

We have audited the accompanying statements of net assets available for benefits of The Cosmos Broadcasting Corporation Retirement and Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

June 5, 2002

The Cosmos Broadcasting Corporation
Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,

	2001	2000

	(In thousands)
Assets
Investments
Mutual Funds	$49,201	$45,332
Collective Trust Funds	33,246	34,202
Loan Fund	1,192	1,125

Total investments	83,639	80,659

Employer contributions receivable	2,254	2,188

Total assets	85,893	82,847

Liabilities
Accrued expenses	5	–

Total liabilities	5	–

Net asset available for benefits	$85,888	$82,847

See accompanying notes

The Cosmos Broadcasting Corporation
Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,

	2001	2000

	(In thousands)
Additions:
Investment income (loss):
Net depreciation in fair value of investments	$(6,589)	$(2,339)
Interest and dividends	1,262	1,452

Total investment income (loss)	(5,327)	(887)

Contributions:
Participants	2,506	2,314
Employer	3,495	3,236

	6,001	5,550

Total additions	674	4,663

Deductions:
Benefits paid directly to participants	6,188	4,887
Administrative expenses	390	420

Total deductions	6,578	5,307

Net (decrease) prior to transfers	(5,904)	(644)
Transfer from Hillside Broadcasting 401k and Retirement Plan	–	368
Transfer from the Liberty Insurance Group Retirement and Savings Plan	8,945	–

Net increase (decrease)	3,041	(276)

Net assets available for benefits:
Beginning of year	82,847	83,123

End of year	$85,888	$82,847

See accompanying notes

\

The Cosmos Broadcasting Corporation
Retirement and Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of Plan

The following description of The Cosmos Broadcasting Corporation Retirement and Savings Plan (“Plan”) provides only general information. On January 1, 2002, the Plan changed its name to The Liberty Corporation Retirement and Savings Plan, and the Plan sponsor was changed to The Liberty Corporation, the parent company of Cosmos Broadcasting Corporation. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. Effective November 1, 2000, the Plan covers all employees of The Liberty Corporation and subsidiaries who have completed 1,000 hours of service in a calendar year or in the first 12 months of employment. Prior to November 1, 2000, the Plan covered all employees of Cosmos Broadcasting Corporation and subsidiaries who have completed 1,000 hours of service in a calendar year or in the first 12 months of employment. The Liberty Corporation and subsidiaries and Cosmos Broadcasting Corporation are hereinafter referred to as the “Company” or “Employer.”

Contributions

Participation in the 401(k) portion of the Plan is voluntary. Each year participants may contribute up to 13% of their compensation on either a pre-tax or after-tax basis, or a combination of both, through payroll deductions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes up to 3% of each participant’s annual compensation. The annual matching percentage may be changed by resolution of the Board of Directors of the Company, effective at the beginning of any plan year (January 1). The Company may contribute discretionary contributions equal to amounts authorized by the Board of Directors to the profit-sharing portion of the Plan. For the 2001 Plan year, the Company made discretionary contributions of approximately $2,254,000, consisting of approximately $1,029,000 in cash and 29,995 shares of common stock of The Liberty Corporation with a fair value of approximately $1,225,000 ($40.84 per share). For the 2000 Plan year, the Company made a discretionary contribution in cash of $2,188,000. The discretionary contributions were allocated to the accounts of participating employees.

Upon enrollment, a participant may direct employee and employer contributions to any of the Plan’s fund options. Participants may change their investment options daily.

The Cosmos Broadcasting Corporation
Retirement and Savings Plan

Notes to Financial Statements (continued)

December 31, 2001

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant contributions or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Amounts credited to a participant’s employer matching and discretionary account vest based on the total number of years of service (as defined under the Plan) with the Company or its related employers as follows:

Number of Years	Percentage
of Service	of Vesting

Less than 3 years	–
3 years	25%
4 years	50%
5 years	75%
6 years	100%

All amounts credited to a participant’s employee (before tax or after tax) and employer matching accounts are fully vested upon termination of employment due to a participant’s death, total disability or retirement, or after a participant has completed six or more years of service. Also, each employee is fully vested at his or her 65th birthday.

The Cosmos Broadcasting Corporation
Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Effective January 1, 2002, the Company amended the vesting schedule under the Plan. The new percentages are as follows:

Number of Years	Percentage
of Service	of Vesting

Less than 2 years	–
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

A participant who has completed less than six years of service and is terminated for any reason other than those mentioned above forfeits the non-vested amounts in his employer matching and discretionary account. All amounts credited to the employee’s account (before tax or after tax) and all vested amounts credited to the employer’s matching and discretionary account are distributable upon termination in the form of a lump sum or installment payments.

Forfeited accounts

Forfeitures of non-vested balances in employer accounts of approximately $196,000 in 2001 and $203,000 in 2000 were used to reduce employer contributions. The unallocated forfeitures were $195,000 and $82,000 at December 31, 2001 and 2000, respectively.

The Cosmos Broadcasting Corporation
Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Reversion to Special Fund

The Cosmos Broadcasting Corporation Pension Plan and Trust Agreement for Technicians was terminated during 1992. In 1993, twenty-five percent (25%) of the excess assets were reverted to a special fund within the Plan. The reversion is to be allocated in to the accounts of those participants who were active participants in the pension plan upon its termination. An allocation of approximately $9,000 and $8,000 of the reversion was made during 2001 and 2000, respectively.

Trust to Trust Transfer

On November 1, 2000, The Liberty Corporation sold certain businesses to Royal Bank of Canada. In connection with this transaction, a separate Plan (the Liberty Insurance Group Retirement and Savings Plan) sponsored by The Liberty Corporation, was transferred to Royal Bank of Canada; however, certain employees involved in that Plan remained with The Liberty Corporation. These employees became eligible to participate in the Plan on November 1, 2000. The participant account balance of those employees was transferred to The Cosmos Broadcasting Corporation Retirement and Savings Plan during 2001.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The Plan’s investments are held in The Cosmos Broadcasting Corporation Retirement and Savings Plan and Trust (“Trust”) effective November 1, 2000, as a result of the transaction agreement dated June 19, 2000 between The Liberty Corporation and Royal Bank of Canada. Prior to November 1, 2000, the investments were held in a Master Trust. The Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset

The Cosmos Broadcasting Corporation
Retirement and Savings Plan

Notes to Financial Statements (continued)

values of shares held by the Plan at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

3. Investments

The Trust holds the investments of Plan participants employed by The Liberty Corporation, Cosmos Broadcasting Corporation, Cablevantage, Inc., Special Services Corporation, and SuperCoups USA, Inc.

During 2001, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Year ended December 31,

	2001	2000

	(In thousands)
Net (depreciation) in fair value of investments determined by quoted market price:
Mutual funds	$(4,761)	$(1,525)
Collective trust funds	(1,828)	(814)
Interest income	120	107
Dividend income	1,142	1,345

Total investment (loss)	$(5,327)	$(887)

The Cosmos Broadcasting Corporation
Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows at December 31:

	2001	2000

	(In thousands)
Invesco Retirement Trust 500 Index Fund 448,611 units and 482,872 units, respectively	$12,521	$15,297
Invesco Retirement Trust Small Cap Value Fund 73,029 units and 77,294 units, respectively	4,244	4,192
Invesco Retirement Trust Stable Value Fund 13,238,234 units and 11,449,111 units, respectively	13,238	11,449
Neuberger & Berman Common Stock Fund 2,436,456 units and 2,083,138 units, respectively	36,060	34,559

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated October 20, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-In-Interest

The Plan received dividends of approximately $78,000 in 2001 and $73,000 in 2000 from The Liberty Corporation. The Plan’s investment in The Liberty Corporation’s stock totals approximately $3,890,000 and $3,618,000 at December 31, 2001 and 2000, respectively.

The Cosmos Broadcasting Corporation
Retirement and Savings Plan
EIN: 57-0513263 Plan Number: 001

Schedule H, Line 4i –
Schedule of Assets (Held at End of Year)

December 31, 2001

		(c) Description of
		Investment Including
		Maturity Date, Rate of
		Interest, Collateral, Par		(e) Current
(a)	(b) Identity of Issue	or Maturity Value	(d) Cost	Value

	Invesco Retirement, Inc.	Invesco Retirement Trust Stable Value Fund 13,238,234 units	$13,238,212	$13,238,234

	Invesco Retirement, Inc.	Vanguard Total Bond Market Index Fund 399,618 units	4,040,545	4,052,129

	Invesco Retirement, Inc.	Loomis Sayles Bond Fund 169,453 units	2,035,348	1,769,093

	Invesco Retirement, Inc.	Invesco Retirement Trust Core Balanced Fund 350,520 units	3,467,179	3,242,314

	Invesco Retirement, Inc.	Invesco Retirement Trust 500 Index Fund 448,611 units	13,268,325	12,520,733

	Neuberger Berman, LLC	Neuberger & Berman Common Stock Fund 2,436,456 units	36,562,052	36,059,559

	Invesco Retirement, Inc.	Invesco Growth Fund 237,397 units	1,069,051	617,232

	Invesco Retirement, Inc.	Invesco Dynamics Fund 37,191 units	734,686	592,455

The Cosmos Broadcasting Corporation
Retirement and Savings Plan
EIN: 57-0513263 Plan Number: 001

Schedule H, Line 4i –
Schedule of Assets (Held at End of Year) (continued)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
		Interest, Collateral, Par		(e) Current
(a)	(b) Identity of Issue	or Maturity Value	(d) Cost	Value

	Invesco Retirement, Inc.	Invesco Retirement Trust Small Cap Value Fund 73,029 units	3,448,766	4,244,468

	Invesco Retirement, Inc.	Invesco Small Company Growth Fund 35,224 units	471,562	427,627

	Invesco Retirement, Inc.	Putnam International Growth Fund 90,439 units	2,220,790	1,792,518

*	The Liberty Corporation	The Liberty Corporation Stock Fund 361,188 units	3,957,548	3,890,002

	Invesco Retirement, Inc.	Loan Fund (Various interest rates 6.00% to 10.50%)	1,192,440	1,192,440

	Total		$85,706,504	$83,638,804

*	Represents party-in- interest to the Plan